United States securities and exchange commission logo





                           November 27, 2023

       Bin Zhai
       Chief Executive Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 30, 2023
                                                            File No. 001-38726

       Dear Bin Zhai:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

   1.                                                   We note your response
to prior comment 1 and reissue the comment:
                                                            Please tell us in
more detail how you considered the profile of Mr. Lin Xu and particularly his
roles with the National Development and Reform Commission. In doing so, please
describe his various roles and provide us with your analysis of whether any of those
roles at any point in time made him a CCP official.
                                                            Please also tell us
how you considered whether Mr. Xu has any current or prior
                                                           memberships on, or
affiliations with, committees of the Chinese Communist Party that are not
addressed in his biography on page 113 of your Form 20-F.
                                                            Please tell us
whether Mr. Xu is a member of the Chinese Communist Party.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Bin Zhai
CNFinance Holdings Ltd.
November 27, 2023
Page 2

action by the staff.

       Contact Jennifer Thompson at 202-551-3737 or Jennifer Gowetski at 202-551-3401 if
you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,
FirstName LastNameBin Zhai
                                                          Division of
Corporation Finance
Comapany NameCNFinance Holdings Ltd.
                                                          Office of Finance
November 27, 2023 Page 2
cc:       James C. Lin, Esq.
FirstName LastName